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                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-41472

PROSPECTUS

                               EDGAR ONLINE, INC.

                        3,509,287 SHARES OF COMMON STOCK



     This prospectus relates to the public offering, which is not being underwritten, of up to 3,509,287 shares of our common stock which are held by some of our current shareholders and may be offered and sold from time to time by the selling shareholders. These shares include 262,000 shares of common stock issuable upon exercise of outstanding warrants, 250,000 of which were issued in connection with our initial public offering.

     The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "EDGR." On September 8, 2000 the last reported sale price for our common stock on the Nasdaq National Market was $4.875 per share.



Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.


               The date of this Prospectus is September 11, 2000.

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                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

         Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

         No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents which have been filed by us with the Commission pursuant to the Exchange Act or the Securities Act are incorporated by reference in this prospectus:

    -   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

    -   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.
    -   Proxy Statement relating to our 2000 Annual Meeting.

    -   Our Annual Report on the Form 10-K for the year ended December 31, 1999.

    - The description of our common stock and warrants contained in Registration Statement on Form S-1, declared effective by the Commission on May 26, 1999, File No. 333-75291.


    - In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the above documents. Such requests should be addressed to the Secretary, EDGAR Online, Inc., 50 Washington Street, Norwalk, Connecticut 06854.


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                               PROSPECTUS SUMMARY

         Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes that are incorporated by reference in this prospectus.

EDGAR ONLINE, INC.

         We are an Internet-based provider of business, financial and competitive information about public companies. We derive this information primarily from the SEC's EDGAR (Electronic Data Gathering Analysis and Retrieval) filing system and provide it to corporations, Web sites and individuals on a real-time basis. We enhance raw SEC filings by organizing and processing them into an easily accessible and searchable format and use proprietary software to extract specific information requested by our customers. Our three primary sources of revenue are contracts with corporate customers, subscribers to our Web site services and advertising revenues.

         Sales to corporate customers is one of the fastest growing segments of our business. These customers purchase our data for use on corporate intranets, private networks and Web sites. Our proprietary data mining technology allows us to provide specific information tailored to their particular needs. Our corporate customers include companies in a broad range of industries including financial service organizations, news service providers and internet-based financial information providers. Within these organizations, we tailor our services to various departments including marketing, sales, human resources, finance and legal.

         We believe that EDGAR Online is the preeminent brand for EDGAR-based business, financial and competitive information over the Internet. As of July 31, 2000, we had more than 475,000 registered users, of which approximately 16,000 were paying subscribers. We offer these services through our Web sites, located at and . Our Web sites are designed to appeal to both casual users of EDGAR information and to business professionals who require a broader range of value-added services. Revenues from these sites are generated through the sale of subscriptions and other premium services.

          We also generate advertising revenues through the sale of banners and sponsorship buttons on our Web sites and sponsored e-mail alerts to our registered users. In the second quarter of 2000, our three Web sites delivered in excess of 85 million ad impressions. We have contracts to deliver EDGAR based content to over 225 widely used Web sites. These content distribution agreements increase traffic to our Web sites and promote our brand name.

         Having established EDGAR Online as a leading Internet provider of EDGAR-based information, we now aim to exploit other existing and emerging technologies to reach new customers. We are developing products and services for use in wireless applications and are expanding our sales efforts to news services and data vendors that are using proprietary private networks. Our goal is to become the leading provider of EDGAR-based business, financial and competitive information.

         We are a Delaware corporation and were formed in November 1995 under the name Cybernet Data Systems, Inc. Our executive offices are located at 50 Washington Street, Norwalk, Connecticut 06854 and our telephone number is (203) 852-5666. Information contained on our Web sites does not constitute part of, nor is it incorporated by reference into, this prospectus.

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                                  RISK FACTORS

Prospective investors should consider carefully the following risk factors before purchasing any shares of the Common Stock offered hereby.

WE HAVE A LIMITED OPERATING HISTORY AND OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO INCREASE REVENUES.

        As an early stage company in the new and rapidly evolving market for the delivery of financial and business information over the Internet, we face numerous risks and uncertainties in achieving increased revenues. We were incorporated in November 1995 and launched our EDGAR Online Web site, located at http://www.edgar-online.com, in January 1996 and began operating our Free EDGAR Website, located at http://www./Freeedgar.com, following our acquisition of Partes in September 1999. Accordingly, we have a limited operating history on which you can evaluate our business and prospects. During this period, we have invested heavily in our proprietary technologies to enable us to carry out our business plan. These expenditures, in advance of revenues, have resulted in operating losses in each of the last three years. In order to be successful, we must increase our revenues from the sale of our services to corporate customers, individual subscription fees and advertising sales. In order to increase our revenues, we must successfully:

    - create and successfully implement a marketing plan to (1)attract more individual online users to our services, (2)convert visitors to paying subscribers and (3) increase corporate sales;

    - continue to improve our market position as an Internet-based commercial provider of information services based on EDGAR filings;

    - maintain our current, and develop new, content distribution relationships with popular Web sites and providers of business and financial information;

    - maintain our current, and continue to increase, advertising revenues by increasing traffic to our Web sites and by increasing the number of advertisers;

    - respond effectively to competitive pressures from other Internet providers of EDGAR content;

    -   continue to develop and upgrade our technology; and

    - attract, retain and motivate qualified personnel with Internet experience to serve in various capacities, including sales and marketing positions.

        If we are not successful in addressing these uncertainties through the execution of our business strategy, our business, results of operations and financial condition will be materially adversely affected.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE THAT LOSSES WILL CONTINUE

          As of June 30, 2000, we had an accumulated deficit of $13,332,000. We may not ever generate sufficient revenues to achieve profitability. We incurred net losses of $1,497,899 for the year ended December 31, 1997, $2,221,474 for the year ended December 31, 1998, $4,162,861 for the year ended December 31, 1999 and $4,423,000 for the six months ended June 30, 2000. We expect operating losses to continue for the foreseeable future as we continue to incur significant operating costs and capital expenditures. As a result, we will need to generate significant additional revenues to achieve and maintain profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. In addition, if revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially adversely affected.

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FUTURE ENHANCEMENTS TO THE SEC'S EDGAR SYSTEM MAY ERODE DEMAND FOR OUR SERVICES.

        Our future success will depend on our ability to continue to provide value-added services that distinguish our Web sites from the type of EDGAR-information available from the SEC on its Web site. Through its Web site, the SEC provides free access to EDGAR filings on a time-delayed basis of 24 to 72 hours. If the SEC, which has recently announced that it intends to modernize the EDGAR system, were to make changes to its Web sites such as providing (1) free real-time access to EDGAR filings or (2) value-added services comparable to those provided on our Web sites, our business, results of operations and financial condition would be materially adversely affected.

WE FACE INTENSE COMPETITION FROM OTHER PROVIDERS OF BUSINESS AND FINANCIAL INFORMATION.

        We compete with many providers of business and financial information, including other Internet companies, for consumers' and advertisers' attention and spending. Because our market poses no substantial barriers to entry, we expect this competition to continue to intensify. The types of companies with which we compete for users and advertisers include:

    -   traditional vendors of financial information, such as Disclosure;

    - proprietary information services and Web sites targeted to business, finance and investing needs, including those providing EDGAR content, such as Bloomberg and LIVEDGAR; and

    -   Web-based providers of free EDGAR information, such as 10K Wizard.

        Our future success will depend on our ability to maintain and enhance our market position by: (1) using technology to add value to raw EDGAR information, (2) keeping our pricing models below those of our competitors and
(3) signing high-traffic Web sites to distribution contracts.

        Our potential commercial competitors include entities that currently license our content, but which may elect to purchase a real-time EDGAR database feed (called a Level I EDGAR feed) directly from the SEC and use it to create value-added services, similar to services provided by us, for their own use or for sale to others. This risk is particularly serious in light of the fact that the SEC has, as part of the modernization of the EDGAR system, introduced a new dissemination system effective November 1, 1998 that reduced the annual subscription cost of a Level I feed by approximately 73%. Effective January 1, 2000 the annual subscription costs were lowered by an additional 42%.

        Many of our existing competitors, as well as a number of potential competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may enable them to respond more quickly to new or emerging technologies and changes in the types of services sought by users of EDGAR based information, or to devote greater resources to the development, promotion and sale of their services than we can. These competitors and potential competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, subscribers and content distribution partners.

         Our competitors may also develop services that are equal or superior to the services offered by us or that achieve greater market acceptance than our services. In addition, current and prospective competitors may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective customers. If these events occur, they could have a materially adverse effect on our revenue. Increased competition could also result in price reductions, reduced margins or loss of market share, any of which would adversely affect our business, results of operations and financial condition.


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WE MAY NOT BE SUCCESSFUL IN INCREASING BRAND AWARENESS.

        Our future success will depend, in part, on our ability to increase the brand awareness of our EDGAR Online Web sites. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness, our business, financial condition and results of operations would be materially adversely affected. In order to build our brand awareness, we must succeed in our marketing efforts, provide high quality services and increase traffic to our Web sites. We have devoted a significant portion of the proceeds from our IPO to expand our sales and marketing efforts as part of our brand-building efforts. These efforts may not be successful.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES FOR OUR WEB SITES.

        Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. To be successful, we must adapt to our rapidly changing market by continually enhancing our existing services and adding new services to address our customers' changing demands. We could incur substantial costs if we need to modify our services or infrastructure to adapt to these changes. Our business could be adversely affected if we were to incur significant costs without generating related revenues or if we cannot adapt rapidly to these changes.

        Our business could also be adversely affected if we experience difficulties in introducing new or enhanced services or if these services are not favorably received by users. We may experience technical or other difficulties that could delay or prevent us from introducing new or enhanced services. Furthermore, after these services are introduced, we may discover errors in these services which may require us to significantly modify our software or hardware infrastructure to correct these errors.

WE ARE DEPENDENT ON THE CONTINUED GROWTH OF THE EMERGING MARKET FOR ONLINE BUSINESS AND FINANCIAL INFORMATION.

        The success of our business will depend on the growing use of the Internet for the dissemination of business and financial information. The number of individuals and institutions that use the Internet as a primary source of business and financial information may not continue to grow. The market for the distribution of business and financial information, including EDGAR-based content, over the Internet has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed electronic distribution services over the Internet and private networks. As is typical of a rapidly evolving industry, demand and market acceptance for new services is subject to a high level of uncertainty.

        Because the market for our products and services is new and rapidly evolving, it is difficult to predict with any certainty what the growth rate, if any, and the ultimate size of this market will be. We cannot be certain the market for our services will continue to develop or that our services will ever achieve a significant level of market acceptance. If the market fails to continue to develop, develops more slowly than expected or becomes saturated with competitors, or if our services do not achieve significant market acceptance, or if pricing becomes subject to considerable competitive pressures, our business, results of operations and financial condition would be materially adversely affected.

MAINTAINING EXISTING AND ESTABLISHING NEW CONTENT DISTRIBUTION RELATIONSHIPS WITH HIGH-TRAFFIC WEB SITES IS CRUCIAL TO OUR FUTURE SUCCESS.

        Because our advertising revenues, which form currently a significant component of our total revenues, depend to a great extent on the traffic to our Web sites, our business could be adversely affected if we do not maintain our current, and establish additional, content distribution relationships on commercially reasonable terms or if a significant number of our content distribution relationships do not result in increased use of our Web sites. We rely on establishing and maintaining content distribution relationships with high-traffic Web sites for a significant portion of the traffic on our Web sites. There is intense competition for placements on high-traffic Web sites, and we may not be able

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to maintain our present contractual relationships or enter into any additional relationships on commercially reasonable terms, if at all. Even if we maintain our existing relationships or enter into new content distribution relationships with other Web sites, they themselves may not continue to attract significant numbers of users. Therefore, our Web sites may not continue to receive significant traffic or receive additional new users from these relationships.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A DOWNTURN IN THE FINANCIAL SERVICES INDUSTRY.

         We are dependent upon the continued demand for the distribution of business and financial information over the Internet, making our business susceptible to a downturn in the financial services industry. For example, a decrease in the number of individuals investing their money in the equity markets could result in a decrease in the number of subscribers utilizing our Web site for real-time access to EDGAR filings. This downturn could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON DOUBLECLICK FOR ADVERTISING REVENUES.

        We anticipate that our results of operations in any given period will continue to depend to a significant extent upon advertising revenues generated through our relationship with DoubleClick, Inc., which has provided us with a full range of advertising services for the last two years. DoubleClick's failure to enter into a sufficient number of advertising contracts during a particular period could have a material adverse effect on our business, financial condition and results of operations. Historically, a limited number of customers, all represented by DoubleClick, have accounted for a significant percentage of our paid advertising revenues. For the six months ended June 30, 2000, our DoubleClick-related paid advertising revenue was 22% of our total revenues for this period.

        Our existing agreement with DoubleClick can be canceled by either party on 90 days notice. In addition, this agreement does not prohibit DoubleClick from selling the same type of service that we currently receive from them to Web sites that compete with our site. If DoubleClick is unable or unwilling to provide these advertising services to us in the future, we would be required to obtain them from another provider or perform them ourselves. We would likely lose significant advertising revenues while we are in the process of replacing DoubleClick's services.

WE FACE INTENSE COMPETITION FOR ADVERTISING REVENUES AND THE VIABILITY OF THE INTERNET AS AN ADVERTISING MEDIUM IS UNCERTAIN.

        We compete with both traditional advertising media, such as print, radio and television, and other Web sites for a share of advertisers' total advertising budgets. If advertisers do not perceive the Internet to be an effective advertising medium, companies like ours will be unable to compete successfully with traditional media for advertising revenues. In addition, if we are unable to generate sufficient traffic on our Web sites, we could potentially lose advertising revenues to other Web sites that generate higher user traffic. Because advertising sales make up a significant component of our revenues, either of these developments could have a significant adverse impact on our business, results of operations or financial condition.

WE MAY NOT BE ABLE TO CREATE AND DEVELOP AN EFFECTIVE DIRECT SALES FORCE.

        Because a significant component of our growth strategy relates to increasing our revenues from sales of our corporate services, our business would be adversely affected if we were unable to develop and maintain an effective sales force to market our services to this customer group. Until recently, we had not employed any sales executives to sell our corporate services. From March 1999 to June 2000 we hired seven salesmen whose task is to market and sell our services to the corporate market. These efforts may not be successful.

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WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

        We have experienced and are currently experiencing a period of significant growth. If we are unable to manage our growth effectively, our business will be adversely affected. This growth has placed, and our anticipated future growth will continue to place, a significant strain on our technical, financial and managerial resources. As part of this growth, we may have to implement new operational and financial systems and procedures and controls to expand, train and manage our employees, especially in the areas of sales and product development.

WE FACE RISKS IN CONNECTION WITH OUR RECENT ACQUISITION AND OTHER ACQUISITIONS AND BUSINESS COMBINATIONS THAT WE MAY CONSUMMATE.

        We plan to continue to expand our operations and market presence by making acquisitions, such as our recent FreeEDGAR acquisition and entering into business combinations, investments, joint ventures or other strategic alliances with other companies. These transactions create risks such as:

    - difficulty assimilating the operations, technology and personnel of the combined companies,

    -   disruption of our ongoing business,

    -   problems retaining Key technical and managerial personnel,

    - expenses associated with amortization of goodwill and other purchased intangible assets,

    -   additional operating losses and expenses of acquired businesses, and

    - impairment of relationships with existing employees, customers and business partners.

        We may not succeed in addressing these risks. In addition, the business we have acquired, and in the future may acquire, may continue to incur operating losses.

WE DEPEND ON KEY PERSONNEL.

        Our future success will depend to a significant extent on the continued services of our senior management and other key personnel, particularly Susan Strausberg, Chief Executive Officer, Marc Strausberg, Chairman and Chief Information Officer, Tom Vos, President and Chief Operating Officer and Greg Adams, Chief Financial Officer, each of whom are parties to written employment agreements. The loss of the services of these, or certain other key employees, would likely have a material adverse effect on our business. We do not maintain "key person" life insurance for any of our personnel. Our future success will also depend on our continuing to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected. In addition, the employment agreements with our key employees contain restrictive covenants that restrict their ability to compete against us or solicit our customers. These restrictive covenants, or some portion of these restrictive covenants, may be deemed to be against public policy and may not be fully enforceable. If these provisions are not enforceable, these employees may be in a position to leave us and work for our competitors or start their own competing businesses.

WE DEPEND ON THIRD PARTIES FOR IMPORTANT ASPECTS OF OUR BUSINESS OPERATIONS.

        We depend on third parties to develop and maintain the software and hardware we use to operate our Web sites. iXL Enterprises, Inc., an Internet strategy consulting company, develops, maintains and upgrades our proprietary software, which includes those features which enable users to locate and retrieve data, as well as

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our database of EDGAR filings, Web-based customer interfaces and customer support and billing systems. While we currently have a contract with iXL with respect to the provision of these services, if iXL were unable or unwilling to provide these services, we would need to find a suitable replacement. The failure to find a suitable replacement or to come to an agreement with an acceptable alternate provider on terms acceptable to us could materially adversely affect our business, results of operations and financial condition.

        We also have a hosting contract with Globix Corporation, a provider of Internet services, pursuant to which Globix operates and maintains the Web servers owned by us in their New York City data center. Our hosting contract with Globix expires in July 2003. If Globix were unable or unwilling to provide these services, we would have to find a suitable replacement. Our operations could be disrupted while we were in the process of finding a replacement for Globix and the failure to find a suitable replacement or to reach an agreement with an alternate provider on terms acceptable to us could materially adversely affect our business, results of operations and financial condition.

WE FACE A RISK OF SYSTEM FAILURE.

        Our ability to provide EDGAR content on a real-time basis depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Similarly, our ability to track, measure and report the delivery of advertisements on our site depends on the efficient and uninterrupted operation of a third-party system provided by DoubleClick. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web sites could result in reduced traffic, reduced revenue and harm to our reputation, brand and relations with advertisers.

          Our operations depend on Globix's ability to protect its and our systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar unexpected adverse events. Although Globix provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours-per-day, seven days-per-week, Globix does not guarantee that our Internet access will be uninterrupted, error-free or secure. Any disruption in the Internet access to our Web sites provided by Globix could materially adversely affect our business, results of operations and financial condition. Our insurance policies may not adequately compensate us for any losses that we may incur because of any failures in our system or interruptions in the delivery of our services. Our business, results of operations and financial condition could be materially adversely affected by any event, damage or failure that interrupts or delays our operations.

THERE ARE RISKS OF INCREASED USERS STRAINING OUR SYSTEMS AND OTHER SYSTEM MALFUNCTIONS.

        In the past, our Web sites have experienced significant increases in traffic when there have been important business or financial news stories and during the seasonal periods of peak SEC filing activity. In addition, the number of our users has continued to increase over time and we are seeking to further increase the size of our user base and the frequency with which they use our services. Therefore, our Web sites must accommodate an increasingly high volume of traffic and deliver frequently updated information. Our Web sites have in the past, and may in the future, experience slower response times or other problems for a variety of reasons, including hardware capacity restraints and software failures. These strains on our system could cause customer dissatisfaction and could discourage visitors from becoming paying subscribers. We also depend on the Level I EDGAR feed we purchases in order to provide SEC filings on a real-time basis. Our Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information.

        These types of occurrences could cause users to perceive our Web sites as not functioning properly and cause them to use other methods, including the SEC's Web site or those of our competitors, to obtain EDGAR-based information.

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WE LICENSE THE TERM EDGAR FROM THE SEC AND DEPEND ON OTHER INTELLECTUAL
PROPERTY.

        Trademarks and other proprietary rights, principally our proprietary database technology, are important to our success and our competitive position. The SEC is the owner of a United States trademark registration covering the use of the term EDGAR. We have obtained a non-exclusive, royalty-free license from the SEC to use the term EDGAR in our trademarks, service marks and corporate name. This license is due to expire in March 2009. Since we have built significant brand recognition through the use of the term EDGAR in our service offerings, company name and Web sites, our business, results of operations and financial condition could be adversely affected if we were to lose the right to use the term EDGAR in the conduct of our business.

        We seek to protect our trademarks and other proprietary rights by entering into confidentiality agreements with our employees, consultants and content distribution partners, and attempting to control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information. The precautions we take may not prevent this type of misappropriation. In addition, our proprietary rights may not be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

        Finally, third parties could claim that our database technology infringes their proprietary rights. Although we have not been subjected to litigation relating to these types of claims, such claims and any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. Even if we prevail, such litigation could be time-consuming and expensive, and could result in the diversion of our time and attention, any of which could materially adversely affect our business, results of operations and financial condition. Any claims or litigation could also result in limitations on our ability to use our trademarks and other intellectual property unless we enter into license or royalty agreements, which agreements may not be available on commercially reasonable terms, if at all.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING.

        We currently anticipate that our available cash resources combined with cash generated from operations will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds, however, to fund more rapid expansion, to develop new or enhance existing services, or to respond to competitive pressures. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by these financing limitations.

WE COULD BE LIABLE FOR OR ADVERSELY AFFECTED BY UNDETECTED YEAR 2000 PROBLEMS.

        Our business may suffer as a result of defects relating to year 2000 compliance issues that have not yet been detected. Our products run in conjunction with the systems of our customers; our products could fail to function properly if our customers' systems encounter year 2000 compliance problems. If this happens, it could result in liability to us or adversely affect results of operations.

WE ARE DEPENDENT ON THE INTERNET INFRASTRUCTURE.

        Our future success will depend, in significant part, upon the maintenance of the various components of the Internet infrastructure, such as a reliable backbone network with the necessary speed, data capacity and security, and the timely development of enabling products, such as high-speed modems, which provide reliable and timely Internet access and services. To the extent the Internet continues to experience increased numbers of users, frequency of use or increased user bandwidth requirements, we cannot be sure that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise, and such outages or delays could adversely affect our Web sites and the Web sites of our co-branded partners, as well as the Internet service providers and online service providers our customers use to access our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols that can handle increased levels of activity. We cannot predict whether the infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium will be developed or maintained.

WE ARE SUBJECT TO UNCERTAIN GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES RELATING TO THE INTERNET.

        There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Any new laws or regulations relating to the Internet could adversely affect our business. In addition, current laws and regulations may be applied and new laws and regulations may be adopted in the future that address issues such as user privacy, pricing, taxation and the characteristics and quality of products and services offered over the Internet. For example, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet, which could increase our expenses and discourage people from using the Internet to obtain business and financial information. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet.

WE FACE WEB SECURITY CONCERNS THAT COULD HINDER INTERNET COMMERCE.

        Any well-publicized compromise of Internet security could deter more people from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because a portion of our revenue is based on individuals using credit cards to purchase subscriptions over the Internet and a portion from advertisers who seek to encourage people to use the Internet to purchase goods or services, our business could be adversely affected by this type of development. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems, including potential private and governmental legal actions, caused by such breaches.

WE COULD FACE LIABILITY AND OTHER COSTS RELATING TO OUR STORAGE AND USE OF PERSONAL INFORMATION ABOUT OUR USERS.

        Our policy is not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy statement is available to users of our subscription services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal or credit card information, we could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and several states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if these regulators chose to investigate our privacy practices.

WE MAY BE LIABLE FOR INFORMATION DISPLAYED ON OUR WEB SITES.

        We may be subjected to claims for defamation, negligence, copyright or trademark infringement, violation of securities laws or other claims relating to the information that we publish on our Web sites, which may materially adversely affect our business. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subjected to claims based upon the content that is accessible from our Web sites through links to other Web sites. Our general liability insurance may not cover these claims and may not be adequate to protect us against all liabilities that may be imposed.


                                USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling shareholders. We will receive, however, proceeds from the exercise of warrants of approximately $2,861,165 if all the warrants relating to the shares offered hereby are exercised. There can be no assurance that such warrants will be exercised. In the event that any or all of the warrants are exercised, the proceeds will be used for general corporate purposes.


                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares of common stock beneficially owned by each of the selling stockholders as of the date hereof, the number of shares owned by them covered by this prospectus and the amount and percentage of shares to be owned by each selling stockholder after the sale of all of the shares offered by this prospectus. The table also sets forth the number of shares of common stock certain selling stockholders will receive upon exercise of warrants, 250,000 of which were issued in connection with our initial public offering on May 26, 1999. Except for Marc Bell, a director of the Company and the President and Chief Executive Officer of Globix Corp., a selling stockholder, none of the selling stockholders has had any position, office or other material relationship with the Company within the past three years other than as a result of the ownership of the shares or other securities of the Company. The information included below is based on information provided by the selling stockholders. Because the selling stockholders may offer some or all of their shares, no definitive estimate as to the number of shares that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered hereby will be sold.




                                                                              Shares which      Shares
                                                                                may be           Owned           Percentage of
                                             Shares                          acquired upon       After           Shares Owned
                                          Beneficially         Shares         exercise of       Offering        After Offering
Name                                          Owed            Offered           warrants           (1)                (1)
-------                                   ------------        -------           --------         -----         ------------
------------------------------------------------------------------------------------------------------------------------------------
C.E. Unterberg, Towbin                                                           162,000(2)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Fahnestock & Co. Inc                                                              57,690(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Henry P. Williams                                                                 13,152(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Roger D. Elas                                                                      6,090(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Frank Cohen                                                                        7,036(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Yvonne K. Furrer                                                                   5,845(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Philip W. Ho                                                                       5,427(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Kathy Wilson                                                                       3,010(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
Michael D. Smith                                                                   1,750(3)        0                  0
------------------------------------------------------------------------------------------------------------------------------------
VM Equity 1999 Employee Incentive Plan         17,100(4)         17,100(4)              --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
John U. Moorhead                               34,200(5)         34,200(5)              --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Aimee Troyen                                   34,200(5)         34,200(5)              --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Bowne & Co.                                 1,000,000         1,000,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Globix Corporation                            996,242           996,242                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Reuters Holding Switzerland S.A               460,871           460,871                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
David M. Millison & Susan L. Rabb, Jt Ten       1,956             1,956                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Gloria Schnitzer                                8,844             8,844                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
J Shelby Bryan                                 33,333            33,333                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Jeffrey Porter & Joyce Porter, Jt Ten           2,445             2,445                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
John G. Puente                                 11,100            11,100                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Leon M. Wagner & Marsha Wagner, Jt Ten          4,890             4,890                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Thomas J. Niedermeyer Jr                        5,400             5,400                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Linda Heller Kamm                              20,000            20,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Maria Pierce                                    2,743             2,743                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Mark Schnitzer                                 95,350            95,350                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Meyer German                                    6,000             6,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Robert German                                   1,000             1,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Idee German Schoenheimer                        3,000             3,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Millison Income & Capital Fund LP              11,820            11,820                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Millison Special Investment Partners LP         8,865             8,865                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Mindy Franklin                                    850               850                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Muhit Rahman & Annie Rahman Jt Ten                489               489                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Natasha Takara                                    244               244                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Pierre Schoenheimer                            20,000            20,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Richard A. Smith                                2,955             2,955                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Rostev Limited                                  4,400             4,400                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Reinfrank Living Trust U/A                     10,800            10,800                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Samuel S. Beard                                11,100            11,100                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Speech Compression Tech                        10,000            10,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Steve Gold                                        244               244                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Stephen P. Rader & Anne W. Rader Lvg          209,567           209,567                 --         0                  0
Trust dtd 9-9-94
------------------------------------------------------------------------------------------------------------------------------------
Steven Anagnos                                  2,743             2,743                 --         0                  0

------------------------------------------------------------------------------------------------------------------------------------
Teresa Linder                                     538               538                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Thomas B. Hofeller                                196               196                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
VMR Luxembourg SA                             110,000           110,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
William D. Rollnick                            20,000            20,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
William F. Nicklin                             10,000            10,000                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Yagemann Revocable Trust                        2,445             2,445                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Daniel A. Medina & Laura Martin, Jt               978               978                 --         0                  0
Ten
------------------------------------------------------------------------------------------------------------------------------------
Elliot Broidy                                  11,325            11,325                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Joshua L. Gutfreund                             2,831             2,831                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Steven Holzman                                  5,662             5,662                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Michael Klein                                  11,325            11,325                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Mann Investment Company, LP                    22,649            22,649                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
John Mass                                       1,133             1,133                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Whittier Ventures, LLC                         11,325            11,325                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Rader Reinfrank & Co. LLC                       3,590             3,590                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Chang Huang                                       196               196                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Jinglan Wang                                       98                98                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Lei Ding                                           98                98                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------

Theresa Dea                                        49                49                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------
Michael Sobiek                                     98                98                 --         0                  0
------------------------------------------------------------------------------------------------------------------------------------

         (1)      Assumes sale of all shares owned by the selling stockholders.

         (2) Includes 12,000 shares issuable upon the exercise (at a price per share of $9.50) of a warrant issuable in connection with a private placement transaction and 150,000 shares issuable upon the exercise (at a price per share of $10.45) of warrants issued in connection with our initial public offering.

         (3) Represents shares issuable upon the exercise (at a price per share of $10.45) of warrants issued in connection with our initial public offering.

         (4) Includes 6,667 shares issuable upon the exercise (at a price per share of $1.50) of a warrant, 1,200 shares issuable upon the exercise (at a price per share of $4.50) of a warrant, 1,033 shares issuable upon the exercise (at a price per share of $1.50) of a warrant and 6,700 shares issuable upon the exercise (at a price per share of $1.49) of a warrant.

         (5) Includes 13,333 shares issuable upon the exercise (at a price per share of $1.50) of a warrant, 2,400 shares issuable upon the exercise (at a price per share of $4.50) of a warrant, 2,067 shares issuable upon the exercise (at a price per share of $1.50) of a warrant and 13,400 shares issuable upon the exercise (at a price per share of $1.49) of a warrant.


                              PLAN OF DISTRIBUTION

         We are registering 3,509,287 shares of our common stock with this prospectus on behalf of the selling stockholders named in this prospectus. These shares include an aggregate of 262,000 shares of common stock certain selling stockholders will receive upon exercise of warrants, 250,000 of which were issued in connection with our initial public offering on May 26, 1999. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We have agreed to bear certain expenses in connection with the registration of the shares of our common stock offered and being sold by the selling stockholders. The selling stockholders will bear all brokerage commissions and similar selling expenses, if any, attributable to sales of the shares. Sales of shares may be affected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the NASDAQ National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.

         The selling stockholders may affect sales of shares:

         - In ordinary brokerage transactions in which the broker solicits purchasers or executes unsolicited orders, or transactions in which the broker may acquire the share as principal and resell the shares into the public market in any manner permitted by the selling stockholders under this prospectus;

         - In connection with the pledge of shares registered hereunder to a broker/dealer or other pledgee to secure debts or other obligations, and the sale of the shares so pledged upon a default;

         - Through the writing or settlement of non-traded and exchange-traded put or call option contracts, and by means of the establishment or settlement of other hedging transactions including forward sale transactions. In addition, the selling stockholders may loan their shares to broker/dealers who are counterparties to hedging transactions and such broker/dealers may sell the shares so borrowed into the public market.

     Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both (this compensation to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(a)(11) of the Securities Act. In this case, any commissions received by broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling stockholders named in this prospectus against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, if they meet the criteria and conform to the requirements of Rule 144.


                                  LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby has been passed upon for us by Littman Krooks Roth & Ball P.C., 655 Third Avenue, New York, New York 10017.


                                     EXPERTS

     The balance sheets of EDGAR Online, Inc., as of December 31, 1999 and 1998 and the statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999 and the related financial statement schedule have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information may be obtained:

         - At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

         - At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

         - By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

         - At the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

         - From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     Some locations may charge prescribed or modest fees for copies.

     We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, such registration statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to our company and the common stock, reference is made to such registration statement, including the exhibits thereto, copies of which may be inspected and copied at the aforementioned facilities of the Commission. Copies of such registration statement, including the exhibits, may be obtained from the Public Reference Section of the Commission at the aforementioned address upon payment of the fee prescribed by the Commission.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED
TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT
CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE
TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION
OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE
SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE
DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT
THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE HEREOF.

                     TABLE OF CONTENTS


SECTION                                               PAGE
-------                                               ----
Special Note Regarding Forward Looking
Statements ...........................                2

Incorporation of Certain Information
By Reference .........................                2
Prospectus Summary ...................                3
Risk Factors .........................                4
Use of Proceeds ......................               12
Selling Stockholders .................               12
Plan of Distribution .................               14
Legal Matters ........................               15
Experts ..............................               15
Available Information ................               15


                                3,509,287 SHARES

                                  COMMON STOCK



                               EDGAR ONLINE, INC.








                                  -------------

                                   PROSPECTUS

                                  -------------







                                September 11, 2000